UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                          SCHEDULE 13D/A

             UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    KEYSPAN ENERGY CORPORATION
                    --------------------------
                         (Name of Issuer)

            COMMON STOCK, PAR VALUE $0.33 1/3 PER SHARE
            -------------------------------------------
                  (Title of Class of Securities)

                             114259104
                           -------------
                          (CUSIP Number)

                          DAVID P. WARREN
                      CHIEF FINANCIAL OFFICER
                   LONG ISLAND LIGHTING COMPANY
                      333 EAST OVINGTON BLVD.
                     UNIONDALE, NEW YORK 11553
                          (516) 222-7700
    ----------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                              Copy to
                     STEPHEN R. RUSMISEL, ESQ.
                WINTHROP, STIMSON, PUTNAM & ROBERTS
                     NEW YORK, NEW YORK 10004
                          (212) 858-1442


                           MAY 28, 1997
                           ------------
      (Date of Event which Requires Filing of this Statement)

                        Page 1 of 7 Pages


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CUSIP NO.    114259104                                      Page 2 of 7 Pages


                          SCHEDULE 13D/A


1.         NAME OF REPORTING PERSON
           SS OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

           Long Island Lighting Company
           11-1019782

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  /  /
                                                            (b)  /  /

3.         SEC USE ONLY

4.         SOURCE OF FUNDS

           WC

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                       /  /

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

                                      7.  SOLE VOTING POWER
           NUMBER OF                      0
           SHARES
           BENEFICIALLY               8.  SHARED VOTING POWER
           OWNED BY                       0
           EACH
           REPORTING                  9.  SOLE DISPOSITIVE POWER
           PERSON                         0
           WITH
                                     10.  SHARED DISPOSITIVE POWER
                                          0

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          /  /

13.        PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)

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                           Page 3 of 7 Pages

14.        TYPE OF REPORTING PERSON

           CO

ITEM 1.  SECURITY AND ISSUER.

     This report on Schedule 13D (this "Amendment") relates to the common stock, par value $0.33 1/3 per share ("KeySpan Common Stock"), of KeySpan Energy Corporation, a New York corporation ("KeySpan"), previously a wholly owned subsidiary of the Brooklyn Union Gas Company, a New York corporation ("Brooklyn Union"), which became Brooklyn Union's parent holding company in connection with a restructuring of Brooklyn Union pursuant to a binding share exchange between Brooklyn Union and KeySpan. The original report on Schedule 13D relating to KeySpan Common Stock was filed by the Long Island Lighting Company, a New York corporation ("LILCO") on October 24, 1997 (the "KeySpan Schedule 13D"), in connection with the execution on October 17, 1997, of the Amendment, Assignment and Assumption Agreement dated as of September 29, 1997 (the "Assignment and Assumption Agreement") by and among LILCO, KeySpan and Brooklyn Union. Among other agreements, the Assignment and Assumption Agreement amended the Amended and Restated Brooklyn Union Stock Option Agreement dated as of June 26, 1997 (the "BUG Stock Option Agreement") by and between Brooklyn Union and LILCO, pursuant to which Brooklyn Union granted to LILCO an option (the "BUG Stock Option") to purchase 9,948,682 shares of the common stock, par value $0.33 1/3 per share, of Brooklyn Union ("BUG Common Stock"). LILCO filed a Schedule 13D relating to BUG Common Stock on January 9, 1997 (the "BUG Schedule 13D").

           Pursuant to the Assignment and Assumption Agreement, Brooklyn Union assigned, and KeySpan assumed, all of Brooklyn Union's rights and obligations under the BUG Stock Option Agreement, and the BUG Stock Option Agreement was amended to substitute KeySpan for Brooklyn Union and to substitute KeySpan Common Stock for BUG Common Stock. As a result, the BUG Stock Option granted to LILCO by Brooklyn Union was substituted with the grant of an option by KeySpan to LILCO to purchase 9,948,682 shares of KeySpan Common Stock (the "KeySpan Stock Option").

           This Amendment therefore amends and supplements certain information contained in the KeySpan Schedule 13D. This Amendment also constitutes an amendment to certain information contained in the BUG Schedule 13D, which was not otherwise amended in connection with the substitution of the KeySpan Stock Option for the BUG Stock Option pursuant to the Assignment and Assumption Agreement. The principal executive offices of KeySpan are located at One Metrotech Center, Brooklyn, New York 11201-3850.

ITEM 2. IDENTITY AND BACKGROUND.

           This Amendment is filed by LILCO, which supplies electric service in Nassau and Suffolk Counties on Long Island and in Queens County. On May 28, 1998, LILCO became a wholly owned subsidiary of the Long Island Power Authority, a corporate municipal instrumentality and political subdivision of the State of New York ("LIPA"), as a result of the merger of LIPA Acquisition Corp., a New York corporation and wholly owned subsidiary of LIPA, with and into LILCO

                        Page 4 of 7 Pages

effective on such date. The principal executive offices of LILCO, which is doing business under the assumed name "LIPA," are located at 333 East Ovington Blvd. Uniondale, New York 11553.

           Each executive officer and each director of LILCO is a citizen of the United States. The name, business address and present principal occupation of each executive officer and each director of LILCO are set forth in Annex I to this report on Schedule 13D which is incorporated herein by this reference.

           During the last five years, to the best of LILCO's knowledge, neither LILCO nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which LILCO or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (SEE ITEM 4)


ITEM 4. PURPOSE OF TRANSACTION.

           The information contained in Item 4 of the KeySpan Schedule 13D is hereby amended and supplemented by the adding of the following information:

           As previously reported in the KeySpan Schedule 13D, pursuant to the BUG Stock Option Agreement, as amended by the Assignment and Assumption Agreement (the "KeySpan Stock Option Agreement"), KeySpan granted LILCO the
KeySpan Stock Option in substitution for the BUG Stock Option that Brooklyn Union has previously granted to LILCO under the BUG Stock Option Agreement. On May 28, 1998, as the result of the merger of BL Merger Sub., Inc. with and into KeySpan pursuant to the terms of the Amended and Restated Agreement and Plan of Exchange and Merger by and between Brooklyn Union and LILCO, dated as of June 26, 1997, as amended by the Assignment and Assumption Agreement, the KeySpan Stock Option, without having been exercised, terminated pursuant to Section 2 of the KeySpan Stock Option Agreement.

           The foregoing paragraph also constitutes an amendment to the information contained in Item 4 of the BUG Schedule 13D which was not otherwise amended in connection with the substitution of the BUG Stock Option with the KeySpan Stock Option pursuant to the Assignment and Assumption Agreement. As a result of the execution of the Assignment and Assumption Agreement, and the resulting substitution of the BUG Stock Option with the KeySpan Stock Option, the BUG Stock Option, without having been exercised, terminated.

                        Page 5 of 7 Pages


ITEM 5. INTEREST IN SECURITIES OF ISSUER.

           (SEE ITEM 4)


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO THE SECURITIES OF THE ISSUER.

           (SEE ITEM 4)

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

           NOT APPLICABLE

                              ANNEX I


DIRECTORS AND EXECUTIVE OFFICERS

           Set forth below are the name and present principal occupation of each director and each executive officer of Long Island Lighting Company as of May 28, 1998. The business address of each such director and each such executive officer is c/o Long Island Lighting Company, 333 East Ovington Blvd. Uniondale, New York 11553.

NAME
PRINCIPAL OCCUPATION

DIRECTORS
OF LILCO:

Richard M. Kessel                  Chairman, President and Chief Executive
                                   Officer, Long Island Lighting Company

Patrick Foye                       Executive Vice President, Apartment
                                   Investment and Management Company

Michael Affrunti                   President, Albertson Electric

Harvey Auerbach                    President, Brookwood Communities Inc.

Thomas A. Doherty                  Chief Administrative Officer, First Quality
                                   Enterprises, Inc.

Michael L. Faltischek              Partner, Law firm of Ruskin, Moscou, Evans
                                   & Faltischek, P.C.

                        Page 6 of 7 Pages


Harriet A. Gilliam                 Attorney

Rupert H. Hopkins                  Department Manager, Center for Agile Sources
                                   of Parts (CASP) at Dayton T. Brown, Inc

Joseph F. Janoski                  Teacher, Middle Country School District in
                                   Centereach; Adjunct Professor, Suffolk County
                                   Community College

Nancy N. Miklos                    Deputy County Attorney, Civil Rights and
                                   Torts Litigation Bureau of the Nassau County
                                   Attorney's Office

Denise F. Molia                    Deputy County Attorney, Suffolk County.

Vincent Polimeni                   Chief Executive Officer, Polimeni
                                   Enterprises, Inc.

Jonathan Sinnreich                 Partner, Law firm of Sinnreich Wasserman
                                   Grugin & Cahill, LLP


EXECUTIVE OFFICERS
OF LILCO
(WHO ARE NOT DIRECTORS):

Seth D. Hulkower                   Executive Director, Long Island Lighting
                                   Company

David P. Warren                    Chief Financial Officer, Long Island Lighting
                                   Company

Stanley B. Klimberg                General Counsel and Secretary,  Long Island
                                   Lighting Company

Edward P. Murphy, Jr.              Vice President and Controller, Long Island
                                   Lighting Company

Richard J. Bolbrock                Vice President--Power Markets

                        Page 7 of 7 Pages


                             SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                      LONG ISLAND LIGHTING COMPANY


                                      By: /s/ David P. Warren
                                          ------------------------
                                          Name:  David P. Warren
                                          Title: Chief Financial Officer



Dated:  July 16, 1998